Exhibit j 1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of MainStay Funds Trust:

We consent to the use of our report dated December 23, 2014, with respect to the financial statements of the MainStay Total Return Bond Fund, one of the funds constituting MainStay Funds Trust, as of and for the year ended October 31, 2014, included in Appendix A to the Statement of Additional Information, and to the references to our firm under the headings "Financial Highlights" in the Prospectus and “Disclosure of Portfolio Holdings” and "Independent Registered Public Accounting Firm" in the Statement of Additional Information in this Registration Statement.

/s/ KPMG LLP

Philadelphia, Pennsylvania

December 29, 2014